UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may contine. See Instruction 1(b). [ ] Form 3 Holdings Reported [X]Form 4 Transactions Reported	OMB APPROVAL OMB NUMBER: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response.........1.0

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Kempner, Thomas L. (Last) (First) (Middle)	2. Issuer Name andTicker or Trading Symbol IGENE BIOTECHNOLOGY, INC.(IGNE)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director X 10% Owner __ Officer (give __Other (specify title below) below)

c/o Loeb Partners Corporation 61 Boradway (Street) New York, NY 10006 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year September 2002 5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owner

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3.Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount (A) or (D) Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

Common Stock	386,972	D

Common Stock	8,621,247	I	Tte. of Tr.(1)

Common Stock	8,661,245	I	Tte. of Tr.(2)

Common Stock	182,526	I	Tte. of Tr.(3)

(1) Trustee of Trust for the benefit of Alan H. Kempner, Jr.
(2) Trustee of Trust for the benefit of Thomas Kempner.
(3) Nan S. Kempner

* It the form is filed by more than one reporting person, see instruction 4(b)(v).

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FORM 5 (continued)	Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- ion of Exercise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Deriva- tive Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and5) (A) (D)	6. Date Exercis- able and Expi- ration Date (Month/ Day) Year) Date- Expira- Exer- tion cisable Date	7. Title and Amount of Under- lying Securities (Inst. 3 and 4) Title Amount or Number or Shares	8. Price of De- riva- tive Sec- urity (Instr.5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Year (Instr.4)	10.Owner- ship of Deriva- tive Secur- ity: Direct (D) or Indir- ect (I) (Instr.4)	11. Nature of Indi- rect Benefi- cial Owner- ship (Intr.4)

Warrants	$.04	2/21/02	J4(4)	6,250,000	Pres. 2/21/12	Common 6,250,000	$.04	108,452,375	I	Tte.of Tr. (1)

Warrants	$.04	2/21/02	J4(4)	6,250,000	Pres. 2/21/12	Common 6,250,000	$.04	108,452,375	I	Tte. of Tr. (2)

Warrants	$.03	7/16/02	J4(5)	2,500,000	Pres. 7/16/12	Common 2,500,000	$.03	108,452,375	I	Tte. of Tr. (1)

Warrants	$.03	7/16/02	J4(5)	2,500,000	Pres. 7/16/12	Common 2,500,000	$.03	108,452,375	I	Tte. of Tr. (2)

Convertible Debentures	$.03	7/16/02	J4(6)	2,500,000	Pres. 7/16/12	Common 2,500,000	$.03	108,452,375	I	Tte. of Tr. (1)

Convertible Debentures	$.03	7/16/02	J4(6)	2,500,000	Pres. 7/16/12	Common 2,500,000	$.03	108,452,375	I	Tte. of Tr. (2)

Explanation of Responses:

(4) Warrants issued in connection with a demand note payable.
(5) Warrants issued in consideration for a funding of $150,000.
(6) Convertible Debentures issued in consideration ofor the funding of $150,000 in(5) above.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78FF(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
/s/ Thomas L. Kempner September 16, 2002 **Signature of Reporting Person Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.